1095 Budapest, Soroksari ut 94-96, Hungary T: 1-456-6061 Fax: 1-456-6062 http://www.pdv.hu

November   , 2010

Ms. Jessica Kane Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009, filed March 31, 2010
Form 10-Q for Period Ended March 31, 2010 filed May 14, 2010
And
Form 10-Q for Period Ended June 30, 2010 filed August 13, 2010
File No. 000-52289

Dear Ms. Kane:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our  responses to the comments set forth in the Staff’s letter to the Company, dated October 22, 2010 (the “Staff’s Letter”).
In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the enclosed submission.

iGlue Software via Equity Position in in4, Ltd., page 7

1.           We note that your description of iGlue technology’s seven main building block uses technical terms that are not defined for investors. Please amend your Form 10-K to explain these building blocks in a way that is understandable for investors.:

Response to Comment 1:

The Company has revised this section to comply with the Staff’s comment.

The Company’s Competition, page 8

2.           Please amend your Form 10-K to disclose the methods of completion and as required by Item 101(h)(4)(iv) of Regulation S-K.

Response to Comment 2:

Since the Company currently has no products on the market, and us such does not compete with other companies, we have been advised that this section of Form 10-K does not apply to us. Therefore we have removed this section until we do have a product.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

The Company’s Website and Access to Available Information, page 9

3.           Pursuant to Item 101(h)(5) of Regulation S-K, please amend your Form 10-K to identify the report and other information you file with the Commission, disclose that the public may read and copy any material you file with the Commission at the SEC’s Public Reference Room, and state that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Additionally, please state that the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and state the address of the site (http://www.sec.gov.)

Response to Comment 3:

We have incorporated as the following into our 10-K report “We make available without charge copies of our Annual Report, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those, and other reports filed with the Securities and Exchange Commission ("SEC") on our website, www.powerofthedream.com. Our website's content is not intended to be incorporated by reference into this report or any other report we file with the SEC. You may request a paper copy of materials we file with the SEC by calling us at (203) 368-6044. You may read and copy materials we file with the SEC on the SEC's website at www.sec.gov, or at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling (800) 732-0330.

Legal Proceedings, Page 16

4.           We note your disclosure regarding the hearing initiated by Janos Salca. Please amend your Form 10-K to disclose the name of the court and the relief sought.

Response to Comment 4:

The Company has revised this section to comply with the Staff’s comment.

Safe Harbor for Forward-Looking Statements, page 17

5.           We note your reference to Section 27a of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. Please note that the statutory safe harbor provisions for Forward-looking statements does not apply to statements made with respect to the business or operations of a penny stock issuer. Since it appears that you are a penny stock issuer, please revise to eliminate these references in your Form 10-K amendment..

Response to Comment 5:

The Company has revised this section to comply with the Staff’s comment.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Management’s Discussion and Analysis or Plan of Operations, page 19

Liquidity, page 23.

6.           We note that you have not generated any revenues from operations and your statement on page 10 that you will need additional financing to continue operations. Please amend your Form 10-K to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months. To the extent you do not have sufficient resources to fund planned operations for the 12-months period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 months period will vary from that amount, by how much and why. In preparing this disclosure, explain how you need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital. Also revise to discuss commitments for expenditures and the resources available to you to satisfy those obligations. Disclose whether your current resources are adequate to meet your commitments, and provide your assessment of the accessibility of and risk to accessing needed capital.

Response to Comment 6:

The Company has revised this section to comply with the Staff’s comment.

Directors, Executive Officers, Promoters, Control Persons and Corporate Governance, page 28

7.           Please amend your Form 10-K to briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications..

Response to Comment 7:

the company believes that the disclosures regarding key executive officers and Director is appropriate. However to address the Staff’s comment we have added additional text to this section.

Compliance with Section 16(A) of the Exchange Act, page 29.

8.           We note your statement that with respect to your most recent fiscal year, certain officers, directors, and owner of more than ten percent of your outstanding shares have not filed Forms 3, 4, and 5 required by Section 16(a) of the Securities Exchange act of 1034. Please amend your Form 10-K to identify each person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of your common stock and failed to file on a timely basis, as disclosed in the above Forms, report required by Section 16(a) during the most recent fiscal year or prior fiscal year. For each such person, set forth the number of late reports, the number of transactions that were not reported on a timely basis, and the known failure to file a required Form.

The Company has revised this section to comply with the Staff’s comment.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Executive Compensation, page 30

9.           Please amend your Form 10-K to provide executive compensation information in the Summary Compensation Table for the two most recently completed fiscal years.

Response to Comment 9:

The Company has revised this section to comply with the Staff’s comment.

10.           We note that the salaries disclosed in the Summary Compensation Table for your named executive officers are inconsistent with your disclosure regarding 2009 annual base salary rate on page 27. Please amend your Form 10-K to reconcile accordingly..

Response to Comment 10:

The Company has revised this section to comply with the Staff’s comment.

11.           We note that you refer to Note 10 on the financial statements for more information relating to the stock awards; however, it does not appear that Note 10 contains information relating to the stock awards. Please amend your Form 10-K to revise accordingly.

Response to Comment 11:

The Company has revised this section to comply with the Staff’s comment.

Signature, page 34

12.           Please amend your Form 10-K to arrange for your principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of your board of directors to sign Form 10-K.

Response to Comment 12:

The Company has revised this section to comply with the Staff’s comment.

Exhibits 31.1 and 31.2 – Section 302 Certifications

13.           In your Form 10-k amendment, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace “registrant” with “small business issuer.” Please note that the revised certifications must refer to the Form 10-K/A and must be currently dated.

Response to Comment 13:

The Company has revised this section to comply with the Staff’s comment.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Exhibits 32.1 and 32.2 – Section 906 Certifications

14.           We note that these certifications are not dated. Therefore, please refile your Form 10-K as an amendment with dated Section 9`6 certifications. Please note that the revised certifications must refer to the Form 10-K/A and must be currently dated.

Response to Comment 14:

The Company has revised this section to comply with the Staff’s comment.

Form 10-Q for the Period Ended March 31, 2010
Form 10-Q for the Period Ended June 30, 2010

Exhibits 31.1 and 31.2 – Section 302 Certifications

15.           Your Certifications omit the internal control over financial reporting language from paragraph 4(b) of the certifications. Please file an amendment to your Forms 10-Q for the periods ended March 31, 2010 and June 30m 2010 to include certifications that do not exclude paragraph 4(b). Please endure that the revised certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. Also, ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

Response to Comment 15:

The Company has revised this section to comply with the Staff’s comment.

16.           Please ensure that you file your certifications to your Form 10-Q/A exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, please do not insert the word “quarterly” in front of report in any paragraph except paragraph 1. Additionally, please do not omit “(the registrant’s fourth fiscal quarter in the case of annual report)” in paragraph 4(d) or “The registrant’s other certifying officer(s) and” in paragraph 5.

Response to Comment 16:

The Company has revised this section to comply with the Staff’s comment.

17.           We note that these certifications are not dated. Therefore, please include dated Section 906 certifications with your Forms 10-Q/A. Please note that the revised certifications must reference From 10-Q/A and must be currently dated.

Response to Comment 17:

The Company has revised this section to comply with the Staff’s comment.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

In addition to our responses to Staff comments we are also providing the following written statement, acknowledging that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding imitated by the Commission or any person under the federal securities laws of the United Sates.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cell phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa
Ildiko Rozsa
Chief Financial Officer

cc:	Viktor Rozsnyay

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary